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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 1)

ARCSIGHT, INC.
(Name of Subject Company (Issuer))

Priam Acquisition Corporation
and
Hewlett-Packard Company
(Names of Filing Persons (Offerors))

Common Stock, par value $0.00001 per share
(Title of Class of Securities)

039666102
(CUSIP Number of Class of Securities)

Paul T. Porrini
Vice President, Deputy General Counsel & Assistant Secretary
Hewlett-Packard Company
3000 Hanover Street
Palo Alto, California 94304
(650) 857-1501
(Name, Address and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
David K. Ritenour Vice President and Associate General Counsel Hewlett-Packard Company 3000 Hanover Street Palo Alto, California 94304 (650) 857-1501	Russell C. Hansen Mark S. Lahive Gibson, Dunn & Crutcher LLP 1881 Page Mill Road Palo Alto, California 94304 (650) 849-5300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$1,649,398,407	$117,602.11

*
Calculated solely for purposes of determining the filing fee. The calculation assumes (i) the purchase of 34,764,555 outstanding shares of ArcSight common stock at $43.50 per share, which is the offer price, plus (ii) $137,140,264, which is the intrinsic value of the outstanding options (i.e., the excess of $43.50 over the per share exercise price).

**
Calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, and Fee Rate Advisory #4 for fiscal year 2010, issued December 17, 2009, by multiplying the transaction value by .00007130.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$117,602.11
Filing Party:	Priam Acquisition Corporation and Hewlett-Packard Company
Form or Registration No.:	Schedule TO-T
Date Filed:	September 22, 2010
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

  ☐
  Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

  ☐
  Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

        This Amendment No.1 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO (as amended or supplemented, the "Schedule TO") that was originally filed with the Securities and Exchange Commission on September 22, 2010 by Priam Acquisition Corporation, a Delaware corporation ("Purchaser") and a wholly-owned, direct or indirect, subsidiary of Hewlett-Packard Company, a Delaware corporation ("HP"), and HP. The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.00001 per share (the "Shares"), of ArcSight, Inc., a Delaware corporation ("ArcSight"), at a price of $43.50 per Share, net to the seller in cash without interest thereon and less any required withholding taxes, upon terms and subject to the conditions set forth in the Offer to Purchase dated September 22, 2010 (the "Offer to Purchase") and in the related Letter of Transmittal (which together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which were filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Capitalized terms used and not defined in this Amendment have the meanings assigned to such terms in the Offer to Purchase.

        Except as otherwise set forth below, the information set forth in the Schedule TO remains unchanged and is incorporated by reference into this Amendment.

Item 11.    Additional Information.

        (a)(3) On October 1, 2010, we received early termination of the mandatory waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"). Accordingly, the portion of the Antitrust Condition relating to the HSR Act has been satisfied. The Offer continues to be subject to the other conditions set forth in Section 14—"Conditions to the Offer" of the Offer to Purchase, including, among other things, the satisfaction of the other elements of the Antitrust Condition relating to compliance with antitrust laws in Austria and Germany and the satisfaction of the Minimum Condition.

Item 12.    Exhibits.

        Exhibit (a)(1)(B) is hereby amended by:

        On page 12 of the Form of Letter of Transmittal, deleting the last sentence in its entirety.

2

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Hewlett-Packard Company
By:	/s/ PAUL T. PORRINI
	Name:	Paul T. Porrini
	Title:	Vice President, Deputy General Counsel & Assistant Secretary
Priam Acquisition Corporation
By:	/s/ PAUL T. PORRINI
	Name:	Paul T. Porrini
	Title:	President and Secretary

Dated: October 5, 2010

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 EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated September 22, 2010 incorporated by reference to the Schedule TO filed by HP on September 22, 2010.
(a)(1)(B)
Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9) incorporated by reference to the Schedule TO filed by HP on September 22, 2010.
(a)(1)(C)	Form of Notice of Guaranteed Delivery incorporated by reference to the Schedule TO filed by HP on September 22, 2010.
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees incorporated by reference to the Schedule TO filed by HP on September 22, 2010.
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees incorporated by reference to the Schedule TO filed by HP on September 22, 2010.
(a)(1)(F)	Text of press release issued by HP and ArcSight on September 13, 2010(1).
(a)(1)(G)	Form of summary advertisement, published September 22, 2010 in The Wall Street Journal incorporated by reference to the Schedule TO filed by HP on September 22, 2010.
(b)	Not applicable.
(d)(1)	Agreement and Plan of Merger, dated September 13, 2010, by and among Purchaser, HP and ArcSight(2).
(d)(2)
Tender and Voting Agreement, dated as of September 13, 2010, by and among Purchaser, HP and stockholders of ArcSight listed on Schedule I thereto incorporated by reference to the Schedule TO filed by HP on September 22, 2010.
(d)(3)
Tender and Voting Agreement, dated as of September 13, 2010, by and among Purchaser, HP and stockholders of ArcSight listed on Schedule I thereto incorporated by reference to the Schedule TO filed by HP on September 22, 2010.
(d)(4)
Tender and Voting Agreement, dated as of September 13, 2010, by and among Purchaser, HP and stockholders of ArcSight listed on Schedule I thereto incorporated by reference to the Schedule TO filed by HP on September 22, 2010.
(d)(5)
Tender and Voting Agreement, dated as of September 13, 2010, by and among Purchaser, HP and stockholders of ArcSight listed on Schedule I thereto incorporated by reference to the Schedule TO filed by HP on September 22, 2010.
(d)(6)
Tender and Voting Agreement, dated as of September 13, 2010, by and among Purchaser, HP and stockholders of ArcSight listed on Schedule I thereto incorporated by reference to the Schedule TO filed by HP on September 22, 2010.
(d)(7)	Exclusivity Agreement, dated as of August 27, 2010, by and between HP and ArcSight incorporated by reference to the Schedule TO filed by HP on September 22, 2010.
(d)(8)	Offer letter from HP to Hugh Njemanze, dated September 12, 2010 incorporated by reference to the Schedule TO filed by HP on September 22, 2010.
(d)(9)	Offer letter from HP to Thomas Reilly, dated September 12, 2010 incorporated by reference to the Schedule TO filed by HP on September 22, 2010.
(d)(10)	Offer letter from HP to Kevin Mosher, dated September 12, 2010 incorporated by reference to the Schedule TO filed by HP on September 22, 2010.

(d)(11)	Offer letter from HP to Stewart Grierson, dated September 12, 2010 incorporated by reference to the Schedule TO filed by HP on September 22, 2010.
(d)(12)	Offer letter from HP to Tram Phi, dated September 12, 2010 incorporated by reference to the Schedule TO filed by HP on September 22, 2010.
(d)(13)	Offer letter from HP to Jeffrey Scheel, dated September 12, 2010 incorporated by reference to the Schedule TO filed by HP on September 22, 2010.
(g)	Not applicable.
(h)	Not applicable.

(1)
Incorporated herein by reference to Exhibit 99.1 to the Form 8-K filed by HP on September 13, 2010

(2)
Incorporated herein by reference to Exhibit 99.2 to the Form 8-K filed by HP on September 13, 2010

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  Item 11. Additional Information.
  Item 12. Exhibits.
SIGNATURE
EXHIBIT INDEX